UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 2)1
Avago Technologies Limited
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
Y0486S 104
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y0486S 104	SCHEDULE 13G	Page	2	of	12

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Silver Lake (Offshore) AIV GP II, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		95,135,969 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

95,135,969 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,135,969 shares*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

39.4%*

12	TYPE OF REPORTING PERSON

OO
*  Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2010 and percentage ownership based on ordinary shares outstanding as of December 10, 2010. See Item 4 of this Statement on
Schedule 13G.

CUSIP No.	Y0486S 104	SCHEDULE 13G	Page	3	of	127

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Silver Lake Technology Associates II Cayman, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		95,135,969 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

95,135,969 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,135,969 shares*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

39.4%*

12	TYPE OF REPORTING PERSON

PN
*   Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2010 and percentage ownership based on ordinary shares outstanding as of December 10, 2010. See Item 4 of this Statement on Schedule 13G.

CUSIP No.	Y0486S 104	SCHEDULE 13G	Page	4	of	12

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Silver Lake Partners II Cayman, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		95,135,969 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

95,135,969 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,135,969 shares*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

39.4%*

12	TYPE OF REPORTING PERSON

PN
*   Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2010 and percentage ownership based on ordinary shares outstanding as of December 10, 2010. See Item 4 of this Statement on Schedule 13G.

CUSIP No.	Y0486S 104	SCHEDULE 13G	Page	5	of	12

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Silver Lake Technology Investors II Cayman, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		95,135,969 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

95,135,969 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,135,969 shares*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

39.4%*

12	TYPE OF REPORTING PERSON

PN
*   Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2010 and percentage ownership based on ordinary shares outstanding as of December 10, 2010. See Item 4 of this Statement on Schedule 13G.

     Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13G filed with the Securities and Exchange Commission on August 20, 2010, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), has agreed to file one statement with respect to their ownership of ordinary shares, no par value, of Avago Technologies Limited.
Item 1.
(a)	Name of Issuer:

Avago Technologies Limited
(b)	Address of Issuer’s Principal Executive Offices:

1 Yishun Avenue 7 Singapore 768923
Item 2.
(a)	Name of Persons Filing:

Silver Lake (Offshore) AIV GP II, Ltd. Silver Lake Technology Associates II Cayman, L.P. Silver Lake Partners II Cayman, L.P. Silver Lake Technology Investors II Cayman, L.P.
(b)	Address of Principal Business Office:

The principal business office for all persons filing is:

c/o Silver Lake Partners 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025
(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Ordinary shares, no par value per share
(e)	CUSIP Number:

Y0486S 104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.
(a)	Amount Beneficially Owned:
     As of December 31, 2010, Bali Investments S.àr.l. (“Bali”) held 95,135,969 ordinary shares of Avago Technologies Limited (“Avago”). On January 21, 2011, Bali participated in a secondary offering of Avago’s ordinary shares, in which Bali sold 20,457,108 ordinary shares of Avago. As of February 9, 2011, Bali held 74,678,861 ordinary shares of Avago. Bali, certain funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”), certain funds affiliated with Silver Lake Partners (“Silver Lake”), Seletar Investments Pte Ltd and Geyser Investment Pte Ltd are parties to a shareholders agreement with respect to the ordinary shares of Avago, and solely as a result of which each such person is a member of a group with respect to the ordinary shares of Avago directly or indirectly owned by such persons.
     The shareholders of Bali include funds affiliated with KKR and funds affiliated with Silver Lake. Each such person is a member of a group with respect to the ordinary shares of Avago held by Bali. Each such person, other than Bali, disclaims beneficial ownership of these securities.
     As of December 31, 2010, Silver Lake Partners II Cayman, L.P. (“Partners II”), as a shareholder of Bali, may be deemed to have indirectly owned 43,255,120 ordinary shares of Avago. As of February 9, 2011, Partners II, as a shareholder of Bali, may be deemed to indirectly own 33,953,962 ordinary shares of Avago. As the sole general partner of Partners II, Silver Lake Technology Associates II Cayman, L.P. may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by Partners II. As the sole general partner of Silver Lake Technology Associates II Cayman, L.P., Silver Lake (Offshore) AIV GP II, Ltd. may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by Partners II. Silver Lake Technology Associates II Cayman, L.P. and Silver Lake (Offshore) AIV GP II, Ltd. disclaim beneficial ownership of such securities.
     As of December 31, 2010, Silver Lake Technology Investors II Cayman, L.P. (“Investors II”), as a shareholder of Bali, may be deemed to have indirectly owned 122,971 ordinary shares of Avago. As of February 9, 2011, Investors II, as a shareholder of Bali, may be deemed to indirectly own 96,529 ordinary shares of Avago. As the sole general partner of Investors II, Silver Lake (Offshore) AIV GP II, Ltd. may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by Investors II. Silver Lake (Offshore) AIV GP II, Ltd. disclaims beneficial ownership of such securities.
     As of December 31, 2010, Avago Investment Partners, Limited Partnership (“AIP”), as a shareholder of Bali, may be deemed to have indirectly owned 6,679,510 ordinary shares of Avago. As of February 9, 2011, AIP, as a shareholder of Bali, may be deemed to indirectly own 5,243,214 ordinary shares of Avago. As the sole general partner of AIP, Avago Investment G.P., Limited may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by AIP. As a member of Avago Investment G.P., Limited, Silver Lake (Offshore) AIV GP II, Ltd. may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by AIP. Avago Investment G.P., Limited and Silver Lake (Offshore) AIV GP II, Ltd. disclaim beneficial ownership of such securities.
     Messrs. James A. Davidson and Kenneth Y. Hao, each of whom serves as a director of Avago, also serve as directors of Silver Lake (Offshore) AIV GP II, Ltd. and may be deemed to share voting and dispositive power with respect to any shares beneficially owned by Silver Lake (Offshore) AIV GP II, Ltd. but disclaim beneficial ownership of such shares.
(b)	Percent of Class:
         See Item 11 of each cover page. The percentages of beneficial ownership are based on 241,589,163 ordinary shares outstanding as of December 10, 2010.
         As of February 9, 2011, the percentages of beneficial ownership of ordinary shares of Avago of the Reporting Persons was 30.7% (based on 243,261,278 shares outstanding as of January 21, 2011).
(c)	Number of shares as to which such person has:
         (i) Sole power to vote or direct the vote:
     See Item 5 of each cover page.
         (ii) Shared power to vote or direct the vote:
     See Item 6 of each cover page.
         (iii) Sole power to dispose or direct the disposition of:
     See Item 7 of each cover page.
         (iv) Shared power to dispose or direct the disposition of:

     See Item 8 of each cover page.
         As of February 9, 2011, Bali had the sole power to vote and dispose of 74,678,861 ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
               See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. See Attachment A.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011	Silver Lake (Offshore) AIV GP II, Ltd.

/s/ Karen M. King

Name: Karen M. King
Title: Director

Dated: February 9, 2011	Silver Lake Technology Associates II Cayman, L.P.

By: Silver Lake (Offshore) AIV GP II, Ltd.
Its: General Partner

/s/ Karen M. King

Name: Karen M. King
Title: Director

Dated: February 9, 2011	Silver Lake Partners II Cayman, L.P.

By: Silver Lake Technology Associates II Cayman, L.P.
Its: General Partner

By: Silver Lake (Offshore) AIV GP II, Ltd.
Its: General Partner

/s/ Karen M. King

Name: Karen M. King
Title: Director

Dated: February 9, 2011	Silver Lake Technology Investors II Cayman, L.P.

By: Silver Lake (Offshore) AIV GP II, Ltd.
Its: General Partner

/s/ Karen M. King

Name: Karen M. King
Title: Director

ATTACHMENT A
               Bali Investments S.àr.l. (“Bali”), certain funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”), certain funds affiliated with Silver Lake Partners (“Silver Lake”), Seletar Investments Pte Ltd and Geyser Investment Pte Ltd are parties to a shareholders agreement with respect to the ordinary shares of Avago Technologies Limited (“Avago”), and solely as a result of which each such person is a member of a group with respect to the ordinary shares of Avago directly or indirectly owned by such persons.
               The shareholders of Bali include funds affiliated with KKR and funds affiliated with Silver Lake. Each such person is a member of a group with respect to the ordinary shares of Avago held by Bali. Each such person, other than Bali, disclaims beneficial ownership of the shares reported on this Schedule 13G.
               The following persons affiliated with KKR may be deemed to be members of such group, based solely on information received from such persons: KKR Millennium Fund (Overseas), Limited Partnership; KKR Associates Millennium (Overseas), Limited Partnership; KKR Millennium Limited; KKR European Fund, Limited Partnership; KKR Associates Europe, Limited Partnership; KKR Europe Limited; KKR European Fund II, Limited Partnership; KKR Associates Europe II, Limited Partnership; KKR Europe II Limited; KKR Millennium GP LLC; KKR SP Limited; KKR Fund Holdings L.P.; KKR Fund Holdings GP Limited; KKR Group Holdings L.P.; KKR Group Limited; KKR & Co. L.P.; KKR Management LLC; KKR Partners (International), Limited Partnership; KKR 1996 Overseas, Limited; Henry R. Kravis and George R. Roberts.
               The following persons affiliated with Silver Lake may be deemed to be members of such group: Silver Lake Partners II Cayman, L.P., Silver Lake Technology Associates II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., and Silver Lake (Offshore) AIV GP II, Ltd. Please also refer to Item 4 of this Schedule 13G.
               The following persons affiliated with both KKR and Silver Lake may be deemed to be members of such group: Avago Investment Partners, Limited Partnership; and Avago Investment G.P., Limited. Please also refer to Item 4 of this Schedule 13G.
               Each such person is responsible for complying with its Schedule 13G reporting obligations with respect to Avago.

EXHIBIT INDEX

Exhibit 1 -	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statement on Schedule 13G filed February 12, 2010)